SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

(Amendment No. )

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Federated Municipal Securities Income Trust

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Huntington/Federated Funds Proxy Q&A

Filed by: Federated Municipal Securities Income Trust, on behalf of its portfolio, Federated Ohio Municipal Income Fund

Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-6 of the Securities Exchange Act of 1934.

Subject Company: Huntington Ohio Tax-Free Fund, a portfolio of the Huntington Funds

Subject Company Commission File No. 811-05010

Huntington Funds Transitions Fixed Income Funds to Federated Investors

Account #	Area	Contact # for Additional Help
10 digits: all numbers Example:1015032596	Trust	Jessica Ashmore 614-480-3459
9 digits : 3 alpha - 6 numbers or numeric & alpha – 6 numbers Example: A73-XXXXXX BXH-XXXXXX	Huntington Investment Company	Client Services Team 800.322.4600

Why is Huntington reorganizing (transitioning) the Huntington Fixed Income Funds?

•	As a business practice within Huntington we are always evaluating products and growth opportunities. Huntington Funds has made a strategic decision to focus on the core product offerings. Huntington is committed to the ongoing success of Huntington Funds.

What percentage of the Huntington Funds AUM does the Huntington Fixed Income Funds represent?

•	As of March 10th, Huntington Fixed Income Funds represented 11% of the Huntington Funds total AUM or $424 million.

Why are Shareholders being asked to vote?

•	Certain mutual funds are required to obtain shareholders’ votes for certain types of events, like this one. As a shareholder, you have a right to vote on these events, and we urge you to do so. A prompt response will save the expense of additional follow-up mailings and solicitations.

What is the proposal?

•	The proposal is to reorganize each Huntington Fund into a corresponding Federated Fund with similar investment objectives and/or strategies (each a “Reorganization”).

Huntington Fund	Proposed Federated Fund
Huntington Fixed Income Securities Fund • Class A • Institutional Shares	Federated Total Return Bond Fund • Class A • Institutional Shares
Huntington Intermediate Government Income Fund • Class A • Institutional Shares	Federated Total Return Government Bond Fund • Service Shares • Institutional Shares
Huntington Mortgage Securities Fund • Class A • Institutional Shares	Federated Mortgage Fund • Service Shares • Institutional Shares
Huntington Ohio Tax-Free Fund • Class A • Institutional Shares	Federated Ohio Municipal Income Fund • Class A • Class A Shares (load waived)
Huntington Short Intermediate Fixed Income Securities Fund • Class A Shares • Institutional Shares	Federated Short-Intermediate Total Return Bond Fund • Class A • Institutional Shares

Why has the Board of Trustees recommended that I vote in favor of the proposal?

•	The Board of Trustees of the Huntington Funds recommends you vote in favor of the proposal because it believes that the Reorganization is in the best interests of each Huntington Fund and its shareholders.
•	After the Reorganization, shareholders of each Huntington Fund will be invested in a more viable corresponding Federated Fund with a larger asset pool, stable asset flows over the long term, more favorable expenses and similar investment objectives and/or strategies.

How will the Reorganization affect my investment?

•	If the Reorganization is approved by the shareholders of the Huntington Fund in which you are a shareholder and the Reorganization is consummated, you will receive shares of the corresponding surviving Federated Fund with a total dollar value equal to the total dollar value of the Huntington Fund shares that you own at the time of the Reorganization. The cash value of your investment will not change as a result of the Reorganization and you will not have to pay any sales charge in connection with the transfer of your assets.
•	The Reorganization is expected to be a tax-free reorganization under the Internal Revenue Code of 1986, as amended.
•	Each Huntington Fund will distribute any undistributed income and realized capital gains accumulated prior to the Reorganization to its shareholders. These distributions, if any, will be taxable.

When will the Reorganization occur?

•	Assuming shareholder approval is obtained, the Reorganization with respect to each Huntington Fund is currently expected to occur after the close of business on or about May 16, 2014.

Will my current account options transfer over to my new account?

•	Yes, these servicing features will transfer automatically to your Federated Fund account.
•	If you participate in a systematic investment program you will receive a communication requesting that you confirm your continued participation in such a plan.
•	If you designated a Huntington Fund as a an investment in a Traditional IRA or Roth IRA that you established through the Huntington Funds, the custodian of your account will change and you will receive separate communications as well; you should review the section of the attached Prospectus/Proxy Statement entitled “Summary” carefully for additional information regarding your Traditional IRA or Roth IRA.

Who will pay for the Reorganization?

•	Fees and expenses incurred as a direct result of each Reorganization will be paid by the investment advisers to the Huntington Funds and the Federated Funds, Huntington Asset Advisors, Inc. and Federated Investment Management Company, respectively, and/or their respective affiliates.
•	In addition to solicitations through the mail, proxies may be solicited by officers, employees, and agents of the Huntington Funds Adviser and/or the Federated Funds Adviser or their affiliates, or, if necessary, a communications firm retained for this purpose.
•	For example, AST Fund Solutions has been engaged to assist with the solicitation. The cost of the solicitation, including the printing and mailing of proxy materials and solicitation services, are estimated to total $43,500 with the following estimated breakdown by Reorganization:
o	Huntington Fixed Income Securities Fund— Federated Total Return Bond Fund: $25,500
o	Huntington Intermediate Government Income Fund— Federated Total Return Government Bond Fund: $6,100
o	Huntington Mortgage Securities Fund— Federated Mortgage Fund: $6,000
o	Huntington Ohio-Tax-Free Fund— Federated Ohio Municipal Income Fund: $2,400
o	Huntington Short/Intermediate Fixed Income Securities Fund - Federated Short-Intermediate Total Return Bond Fund: $3,500
•	To the extent that any disposal of portfolio securities is determined to be necessary in connection with the Reorganizations, the Huntington Funds may dispose of certain securities and acquire replacement securities, and incur related transaction costs, prior to the Reorganizations being consummated. (Please refer to “Information About the Reorganizations — Costs of Reorganizations” in the Prospectus/Proxy Statement for further information.)

What should I do in connection with the Reorganization?

•	Please vote your shares today. If the Reorganization for your Huntington Fund is approved and consummated, your shares in the Huntington Fund in which you are a shareholder will automatically be exchanged for shares of the corresponding Federated Fund. Please do not attempt to make the Reorganization exchange yourself.

How do I vote?

•	There are several ways in which you can cast your vote:
o	Online — Use the web address on the ballot
o	Telephone — Use the toll-free telephone number on the ballot
o	Mail — Complete and return the ballot in the enclosed postage paid envelope
o	In Person at the May 16, 2014 meeting (41 S. High Street Columbus, Ohio 43215 @ 10:00 a.m.)
•	If you:
o	Sign and return the proxy card without indicating a preference, your vote will be cast “for” the proposal.
o	Do not respond at all, we may contact you by telephone to request that you cast your vote.

For Internal Use Only.

You should carefully consider the investment objectives, potential risks, management fees, and charges and expenses of the Fund before investing.  The Fund's prospectus contains this and other information about the Fund, and should be read carefully before investing.  You may obtain a current copy of the Fund's prospectus or summary prospectus by calling 1-800-253-0412.  Past performance is no guarantee of future results.  The investment return and principal value of an investment in the Fund will fluctuate so that an investor’s shares, when redeemed, may be worth more or less than their original cost.

Distributed by Unified Financial Securities, Inc., 2960 North Meridian Street, Suite 300, Indianapolis, IN  46208. (Member FINRA)

Federated Municipal Securities Income Trust, on behalf of its portfolio, Federated Ohio Municipal Income Fund (ICA No. 811-6165) (“Federated”), together with Huntington Ohio Tax-Free Fund, a portfolio of the Huntington Funds (“Huntington”), has filed a prospectus/proxy statement and other relevant documents, concerning the planned transaction with the United States Securities and Exchange Commission (the “SEC”). INVESTORS ARE URGED TO READ THE PROSPECTUS/PROXY STATEMENT AND OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE PLANNED TRANSACTION, OR INCORPORATED BY REFERENCE INTO THE PROSPECTUS/PROXY STATEMENT, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION AND RELATED MATTERS. These documents are available free of charge on the SEC’s Web site at www.sec.gov. In addition, documents filed with the SEC by Federated are available free of charge at 1-800-341-7400 or FederatedInvestors.com.